Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: TJX Companies

Name of persons relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

Name of persons relying on exemption: First Affirmative Financial Network, LLC

Address of person relying on exemption: 5475 Mark Dabling Boulevard, Suite 108,

Colorado Springs, CO 80918

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

April 28, 2020

Dear TJX Companies Inc.’s Shareholders:

We are writing to urge TJX Companies Inc.’s shareholders to VOTE FOR ITEM 4 on TJX Companies Inc.’s 2020 proxy.

As managing and measuring corporate chemical footprints becomes increasingly important – witness major retailers Amazon, Walmart, Target and Dollar Tree setting and disclosing chemical policy and strategies – we believe TJX Companies Inc. (TJX) needs to demonstrate that it is taking meaningful steps to report if and how it intends to reduce chemical risks in its own operations and supply chain.

The shareholder proposal states:

Resolved: shareholders request TJX Companies Inc. issue a report, at reasonable cost and omitting proprietary information, describing if and how, it plans to reduce its chemical footprint.1

As described in detail below:

•	As a major retailer with more than 4,000 stores and more than 21,000 merchandise vendors of apparel, footwear, accessories, homegoods, personal care among other product categories, we believe it is in TJX’s financial interest to disclose if and how it can reduce its chemical footprint.
•	The pressure from consumers, regulators, and investors appears strong – now is the time to clearly report on efforts to manage chemicals of concern and associated impacts.
•	Despite TJX’s belief that its current policies and actions satisfy the proposal’s request, we believe the current standards and procedures do not adequately provide investors sufficient information to assess chemical risks and opportunities in its operations.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

For the reasons provided below, we urge TJX shareholders to

Vote FOR ITEM 4 on the company proxy.

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1 For purposes of this memo, chemical footprinting is defined as the process of assessing progress toward the use of safer chemicals and away from chemicals of high concern to human health or the environment. A chemical footprint can be used as a benchmark to document the actions an organization takes to advance the use of safer chemicals in its products and manufacturing operations. (www.chemicalfootprint.org)

Proponents are requesting chemical management reporting that can be important to investor decision making.

Science shows that certain chemicals prevalent in products can impact human health and the environment. As a result companies without chemical management strategies designed to reducing toxic chemicals face potential costs from current or future regulation; potential costs from being exposed publicly with hazardous materials in products or supply chains; and potential costs related to the continued use of hazardous chemicals in products and manufacturing and not redesigning or reformulating before regulations change or markets shifts. All of the above present significant risks which have gained increased attention from investors and other stakeholders.

Chemical management reporting appears to be important information for TJX investors. As the Sustainability Accounting Standards Board (SASB) notes,

[t]he introduction of the Consumer Product Safety Improvement Act in the U.S. and the Registration, Evaluation, Authorization, and Restriction of Chemicals legislation in the EU demonstrates increasing regulatory and stakeholder concern surrounding the use of harmful or potentially harmful substances in consumer products, including apparel, accessories and footwear. Finished apparel and footwear products have been found to contain traces of chemicals that have been banned or regulated. Depending on the chemical, the amount present in the product, and the type of exposure that consumers face, specific substances can be carcinogenic, and can disrupt hormone activity…Companies in this industry can work in both the design and manufacturing phases to manage the use of chemicals of concern, develop safe alternatives, and eliminate those that have been banned. Given the industry’s reliance on outsourced manufacturing, this involves proactive partnerships with suppliers.2

The SASB has created financially material disclosure standards based on decision-useful metrics that allow investors to better assess chemical risk. Among metrics referenced by the SASB standards are how a company “prioritizes chemicals for reduction and/or elimination from its products and how it works to incorporate alternative chemicals in product formulation and design.”

The proposal requests nothing more than enhanced reporting on efforts to determine if and how it can reduce its chemical footprint.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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2 APPAREL, ACCESSORIES & FOOTWEAR Sustainability Accounting Standard, Prepared by the Sustainability Accounting Standards Board, October 2018 p. 8. Available at https://www.sasb.org/wp-content/uploads/2018/11/Apparel_Accessories_Footwear_Standard_2018.pdf

Spurred by rising consumer demand for safe and healthy products, major retailers are adopting basic public policies to address unwanted chemicals in their products.

In 2017, Walmart publicly committed to reduce its chemical footprint, with a goal of reducing chemicals of high concern by 55 million pounds by 2022. Walmart has upward of 700 global suppliers of 90,000 consumable products, but its scale and complexity did not prevent management from building on its existing Sustainable Chemistry Policy3 and making chemical reduction a priority.

In 2018, Lowe’s launched its chemical policy and in 2019 committed to reduce toxic PFAS4 chemicals (“forever” chemicals linked to several health concerns) by removing them from residential carpets and rugs.5 Lowe’s joined The Home Depot which, in building on its already three year old chemical strategy, made a similar announcement to phase out PFAS chemicals in carpets and rugs by year end 2019.6

Dollar Tree recently reported progress on its chemical policy which encourages its national brand and private label goods suppliers to find alternatives to chemicals on its priority list and provide safe effective product to meet consumer expectation. The operator of Dollar Tree and Family Dollar stores has eliminated nearly all 17 priority chemicals from its private label products and is on track to eliminate all by the end 2020.7

Active chemicals management should decrease risks as noted above and can create opportunities to innovate and realize financial gain. Target was among the first large retailers to see market shifts and sought to phase out toxic substances such as parabens, sulfates and phthalates from certain products. According to a 2016 Wall Street Journal article, Target’s sales of “safer, better for you” skin care products rose 20 percent for the first quarter in that year alone.8 Since then Target has formalized its chemical strategy with a number of reduction goals including a time-bound goal to remove unwanted chemicals from its textile categories.9

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3 https://corporate.walmart.com/newsroom/2017/09/27/walmart-strengthens-sustainable-chemistry-commitment-reports-progress-in-safer-product-formulation

4 https://www.atsdr.cdc.gov/pfas/overview.html

5 https://newsroom.lowes.com/policies/safer-chemicals/

6 https://corporate.homedepot.com/newsroom/phasing-out-products-containing-pfas

7 https://www.dollartree.com/file/general/2020_Corportate_Sustainability_Report.pdf

8 https://www.wsj.com/articles/no-lists-on-labels-make-shoppers-say-yes-1464201249

9 2019 Target Corporate Responsibility Report, p.50. Available at: https://corporate.target.com/_media/TargetCorp/csr/pdf/2019_corporate_responsibility_report.pdf

In contrast, TJX does not share information on chemicals restricted from its private label or made to order products or any efforts to transition from chemicals of concern to safer alternatives. TJX notes in its opposition statement that its operating model as an off-price retailer creates complexities to collecting and sharing chemical use information.

Yet, this is a business model TJX chose, and while it may want to define itself in these terms, this does not absolve the company from potential risks to reputation, regulation or redesign. Consider the reputational damage Amazon faced when a Wall Street Journal investigation10 uncovered more than 4,000 items on its site declared unsafe by federal agencies, deceptively labeled or banned by federal regulators. Amazon’s business model offered little defense. The Journal found these were “items that big-box retailers’ policies would bar from their shelves” essentially articulating that Amazon’s business model offered no durable excuse to its lack of oversight. Amazon responded to the investigation by taking more than half of the products brought to its attention off its site and told the Journal that “company policies require all products to comply with laws and regulation.” Adhering to policy that is strictly regulatory driven and weak evidence of proactive chemical management strategy leaves retailers exposed to risks and TJX should heed this concern.

The proposal is not overly burdensome to implement and provides the company the appropriate flexibility to implement.

The proposal simply asks the company “to issue a report at reasonable cost and omitting proprietary information, describing if, and how, it plans to reduce its chemical footprint”. As the proposal makes clear, it is providing the company full discretion in preparing the report and does not dictate any particular outcome or timeline.

In addition, we believe the report will not be burdensome to produce. We recommend the company do the report at reasonable expense and since the company has gathered research from peers and suppliers this is not a unique or difficult process for the company to embark upon. Given a reasonable allocation of resources, TJX has the capability and analytical resources to produce a useful report.

TJX’s arguments in its statement of opposition are insufficient – it has the capability to implement the proposal.

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10 https://www.wsj.com/articles/amazon-has-ceded-control-of-its-site-the-result-thousands-of-banned-unsafe-or-mislabeled-products-11566564990

TJX makes two arguments in opposing the proposals request: 1.) its existing largely regulatory compliance-based policies and practices in and of themselves create a chemical management system, and 2.) because management has begun exploring opportunities in its product mix as well as chemical policy approaches, shareholders should take this as assurance that chemical management concerns can be addressed and disclosed at some future date.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

These two arguments strike us as exceptionally weak. Training and education that “stresses the importance of complying with various legal requirements” is basic operating practice of any company. It is the floor of investor expectation and is not synonymous with corporate social and environmental responsibility. Describing its vendor code as one that “strongly encourages merchandise vendors to protect the environment by operating in a sustainable manner where possible” provides investors only with a vague, aspirational commitment. It offers only modest investor useful information with regard to if and how the company evaluates and addresses environmental health risks associated with hazardous chemical use in its supply chain and no information pertinent to use of hazardous chemicals in products. This information is important and should be disclosed to investors.

TJX reports that it has begun researching peer and vendor approaches to chemical management, the availability of appropriate supply chain tools, and opportunities for more environmentally-friendly opportunities in store operations. By this it is acknowledging that it has to “better understand and appropriately address its chemical footprint”. Yet, the argument that TJX appears to make is that investors should trust the research process it is undertaking but, and as dictated by its business model, to not expect a comprehensive chemical policy.

The proposal requests reporting on if and how the company can reduce its chemical footprint. An appropriate and straightforward place to start is with its growing private label and made to order assortment. Why can the company not begin reporting on how it will manage and reduce hazardous chemicals in its private label and made to order assortments? Understanding the company’s exposure to material risks in its most closely controlled supply chain is a key element of any chemical strategy. Amazon, mentioned above and in the confines of its business model, has adopted a safer chemicals policy11 restricting dozens of toxic chemicals12 in its private brand baby, household, personal care and beauty products.

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11 https://sustainability.aboutamazon.com/social-responsibility

12 https://saferchemicals.org/2018/10/10/amazon-announces-new-policy-to-restrict-toxic-chemicals/

Arguing that disclosures in future reporting should satisfy our request for a report, but not disclosing when or what the company hopes to accomplish with this research underway is insufficient. We have no measure by which to gauge the effort.

In light of the chemical policies and strategies developed by peers and described above TJX appears significantly exposed to the reputational, redesign and regulatory risks that have weighed heavily on consumer sector companies in the past. Companies with large and complex supply chains including Amazon, Target, Walmart, Dollar Tree, The Home Depot and Lowes have made chemical management and reduction a key component of their responsible sourcing strategy. Therefore, we believe TJX’s rationale is weak.

Conclusion

For the reasons provided above, Trillium Asset Management and First Affirmative Financial Network, as co-filer to the proposal, urge TJX shareholders to support Item 4 on TJX’s proxy. We believe that chemical management is a meaningful risk that companies are obligated to disclose to investors, and it is in the company’s interest to report if and how it can reduce its chemical footprint. With growing pressures from investors, consumers and governments, now is the time to demonstrate meaningful efforts to reduce its chemical footprint. In addition, throughout the current global pandemic, researchers have pointed to the prevalence of COVID-19 infections in communities with high rates of chronic diseases – many of these diseases linked to toxic chemical impacts.13  This indicates, in our view, that strong chemical policies adopted by downstream users such as TJX are necessary and the right thing to do.

Finally, despite TJX’s arguments, we believe it is fully capable of developing a report describing a strategy to manage and reduce its exposure to hazardous chemicals despite the complex supply chain demanded by its business model. In fact, such a complex supply chain demands diligent oversight to minimize risks to the company and its investors.

Sincerely,

Susan Baker

Vice President, Shareholder Advocacy

Holly Testa

Director, Shareowner Engagement

First Affirmative Financial Network

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13 https://www.ehn.org/toxic-chemicals-coronavirus-2645713170.html?rebelltitem=1#rebelltitem1

IMPORTANT NOTICE: This communication is being provided on a voluntary basis. The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but would be made voluntarily in the interest of public disclosure and consideration of these important issues. The views expressed are those of the author and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.